December 11, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Plattner

Re:	Paragon Technologies, Inc.
Ocean Power Technologies, Inc.
PREC14A filed by Paragon Technologies, Inc. et al.
Filed November 28, 2023
File No. 001-33417

Dear Mr. Plattner:

On behalf of Paragon Technologies, Inc. (the “Company”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers and Acquisitions, of the U.S. Securities and Exchange Commission (the “Commission”), dated December 6, 2023 (the “Comment Letter”), relating to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 28, 2023 (the “Preliminary Proxy Statement”). The Company’s responses to these comments are set forth in this letter and in the revised Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on December 11, 2023 (the “Revised Proxy Statement”).

Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s response to such comments immediately thereafter. Unless otherwise noted, the page numbers in the underlined and italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

PREC14A filed November 28, 2023

General

1.	Please update the filing to include disclosure about the recent Delaware Court of Chancery ruling. Please disclose prominently the impact of such ruling on Paragon’s director nominations and the fact that OPT has stated in its own proxy statement that “any director nominations attempted by Paragon at the 2023 Annual Meeting will be disregarded, and no proxies or votes in favor of its purported nominees will be recognized or tabulated at the 2023 Annual Meeting.” Shareholders should be able to understand from the disclosure the risk of their votes not being counted.

Response:	We acknowledge the Staff’s comment and have added disclosures on pages 12, 13, and 23 of the Revised Proxy Statement accordingly.

Questions and Answers Relating to This Proxy Solicitation, page 3

2.	Please revise the disclosure at the top of page 4 that states that OPT will be using a universal proxy card.

Response:	We acknowledge the Staff’s comment and have revised the disclosure on page 4 of the Revised Proxy Statement accordingly.

3.	Under the question titled, “Why is Paragon nominating only four director candidates when there are six members of OPT’s board of directors?,” please add context to the existing disclosure by disclosing the fact that Paragon initially nominated a fifth director candidate, who subsequently withdrew from the process.

Response:	We acknowledge the Staff’s comment and have added disclosures on page 6 of the Revised Proxy Statement accordingly.

Background to the Solicitation, page 18

4.	We note the following disclosure on page 18: “Paragon requested that the OPT board appoint Paragon’s three directors to the OPT board.” Please revise to clarify, if true, that the request involved the replacement of three existing directors, as opposed to the expansion of the OPT board from six directors to nine.

Response:	We acknowledge the Staff’s comment and have revised the disclosure on page 18 of the Revised Proxy Statement accordingly.

5.	We note the disclosure on page 19 related to Paragon’s filing of a Schedule 13D. Please revise to explain that such filing was voluntary, as Paragon’s beneficial ownership of OPT common stock did not exceed 5%. Please also revise to clarify that the stockholder letter was filed as an exhibit to the Schedule 13D.

Response:	We acknowledge the Staff’s comment and have revised the disclosure on page 19 of the Revised Proxy Statement accordingly.

6.	Please revise the seventh paragraph on page 20 to clarify that Paragon’s second request for an exemption to the poison pill was “again” subject to the 19.9% ownership condition, so as not to imply here that such condition was introduced for the first time.

Response:	We acknowledge the Staff’s comment and have revised the disclosure on page 20 of the Revised Proxy Statement accordingly.

7.	We note the disclosure referring to OPT’s demand of “a $3,500 payment to provide the lists, even though there is little to no cost to obtain the lists.” We understand that the $3,500 figure was an estimate of total expenses OPT would incur pursuant to the Section 220 request, and that such estimate was provided to OPT by its proxy solicitation firm. As such, please revise the cited disclosure, or advise.

Response:	We acknowledge the Staff’s comment and have revised the disclosure on page 20 of the Revised Proxy Statement accordingly.

8.	We note the disclosure on page 21 that refers to OPT, by way of a September 14th letter, “narrowing” its claims of purported deficiencies in Paragon’s nomination notice. Please provide support for the characterization of the list of deficiencies as having been narrowed, or revise.

Response:	We acknowledge the Staff’s comment and have revised the disclosure on page 21 of the Revised Proxy Statement accordingly.

* * * *

We appreciate the Staff’s comments and request the Staff contact Derek Bork of Thompson Hine LLP at (216) 566-5527 or by email (Derek.Bork@ThompsonHine.com) with any questions or comments regarding this letter.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP

cc:	Hesham M. Gad, Paragon Technologies, Inc.

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